

September 19, 2012

<u>Via E-mail</u>
Mr. Hua Zhong
Joint Company Secretary
CNOOC Limited
Bank of China Tower, 65th Floor
One Garden Road
Central, Hong Kong

      Re: CNOOC Limited
               Form 20-F for Fiscal Year Ended December 31, 2011
               Filed April 20, 2012
               File No. 1-14966

Dear Mr. Zhong:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Operating and Financial Review and Prospects, page 57</u>

<u>Trend Information, page 74</u>

1.   Please refer to the following statement on page 75: "Other than as disclosed above and elsewhere in this annual report, we are not aware of any trends that are likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions." Please revise your reference to trend information "elsewhere in [your] annual report" to add specific cross references to disclosure you wish to highlight. You are required to identify and discuss all known trends. See Item 5.D of Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or Norman von Holtzendorff (Staff Attorney) at (202) 551-3237 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director